ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 22 2004

04035297

SUPPL

RECEIVED
2004 JUN 29 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
22 June 2004 – (ASX Appendix 3Y – Change of Director's Interest Notice)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**First Australian Resources Limited**
ABN	**41 009 117 293**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WARWICK ROBERT GRIGOR
Date of last notice	18 November 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct Interest (W R Grigor) Indirect Interest (Gregorach Pty Ltd)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Gregorach Pty Ltd Mr Grigor is a director of this company.
Date of change	18 June 04
No. of securities held prior to change	6,261,628 Ordinary Shares 1,069,412 July 2005 Options in name of Gregorach Pty Ltd
Class	Incentive Options Expiry 16 June 2007
Number acquired	1,500,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.6 of explanatory statement for Annual General Meeting of 19 May 2004.
No. of securities held after change	6,261,628 Ordinary Shares 1,069,412 July 2005 Options in name of Gregorach Pty Ltd 1,500,000 16 June 2007 options (direct)

+ See chapter 19 for defined terms.

Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Incentive Options.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FIRST AUSTRALIAN RESOURCES LTD	
ABN 41 009 117 293	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	23 February 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tevlo Pty Ltd <MJ Evans super fund>
Date of change	18 June 2004
No. of securities held prior to change	1,459,500 ordinary 145,950 July 2005 options
Class	Incentive Options Expiry 16 June 2007
Number acquired	5,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.6 of explanatory statement for Annual General Meeting of 19 May 2004.
No. of securities held after change	1,459,500 ordinary 145,950 31 July 2005 options 5,000,000 16 June 2007 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Incentive Options.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	21 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 June 2004
No. of securities held prior to change	150,000 Ordinary Shares
Class	Incentive Options Expiry 16 June 2007
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer to item 4.6 of explanatory statement for Annual General Meeting of 19 May 2004.
No. of securities held after change	150,000 Ordinary Shares 1,000,000 16 June 2007 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Incentive Options.